BLUEHOLLAR LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bluehollar LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company operates an online portal that helps customers identify and hire qualified handymen and other tradespeople.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on a US income tax basis, which is considered an "other comprehensive basis of accounting." In the context of these financial statements, income tax basis differs from GAAP basis primarily in its treatment of capital assets and timing of deduction of items of expense by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to makeestimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure ofcontingent assets and liabilities as of the date of the financial statements and the reported amounts ofrevenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company has not recorded an allowance for doubtful accounts. Management's experience, and the Company's payment infrastructure, indicate that losses on account are likely to be rare.

Property and Equipment

The Company capitalizes property and equipment with an original value of $500.00 or greater. Depreciation is taken on a straight-line basis over each asset's estimated useful life. For the year ended December 31, 2015, the Company elected to expense all capital assets for tax purposes under Section 179 of the Internal Revenue Code.

Credit Line

The Company has a revolving line of credit. The line of credit accrues interest at the rate of 6% per annum.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2015 the Company elected to be treated as a partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2015 federal tax filingwill be subject to inspection by the Internal Revenue Service until 2019.

The Company is subject to tax filing requirements in the State of Missouri. The Company's 2015 Missouri tax filing will be subject to inspection by the State of Missouri until 2019.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company tocredit risk consist of cash and cash equivalents. The Company places its cash and cash equivalentswith a limited number of high quality financial institutions and at times may exceed the amount ofinsurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 15, 2016, the date that the financial statements were available to be issued.

BLUEHOLLAR LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bluehollar LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company operates an online portal that helps customers identify and hire qualified handymen and other tradespeople.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on a US income tax basis, which is considered an "other comprehensive basis of accounting." In the context of these financial statements, income tax basis differs from GAAP basis primarily in its treatment of capital assets and timing of deduction of items of expense by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure ofcontingent assets and liabilities as of the date of the financial statements and the reported amounts ofrevenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company has not recorded an allowance for doubtful accounts. Management's experience, and the Company's payment infrastructure, indicate that losses on account are likely to be rare.

Property and Equipment

The Company capitalizes property and equipment with an original value of $500.00 or greater. Depreciation is taken on a straight-line basis over each asset's estimated useful life. For the year ended December 31, 2016, the Company elected to expense all capital assets for tax purposes under Section 179 of the Internal Revenue Code.

<u>Credit Line</u>

The Company has a revolving line of credit. The line of credit accrues interest at the rate of 6% per annum.

<u>Advertising Costs</u>

The Company expenses direct advertising costs as incurred.

<u>Income Taxes</u>

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2016 the Company elected to be treated as a partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2015 federal tax filingwill be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Missouri. The Company's 2015 Missouri tax filing will be subject to inspection by the State of Missouri until 2019. The Company's 2016 Missouri tax filing will be subject to inspection by the State of Missouri until 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company tocredit risk consist of cash and cash equivalents. The Company places its cash and cash equivalentswith a limited number of high quality financial institutions and at times may exceed the amount ofinsurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 15, 2017, the date that the financial statements were available to be issued.